DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-0404

Attention:	Andrew Mew
Accounting Branch Chief
Division of Corporation Finance

Re:	Overstock.com, Inc.
SEC Comment Letter dated October 1, 2009
Form 10-K Amendment No. 1 for the fiscal year ended December 31, 2008; Filed March 5, 2009
Forms 10-Q for the fiscal quarters ended June 30, 2009; Filed July 31, 2009

File No. 0-49799

Dear Mr. Mew:

We write in response to your letter dated October 1, 2009 regarding the above-referenced filings.  The following responses are numbered to correspond to the Staff’s comments:

Form 10-K/A Amendment No. I for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates, page 49

Revenue recognition, page 49

1.                               Reference is made to your disclosure which indicates your actual shipping times may differ from your estimates. We also note your disclosure on page 11 that customers can track the shipping status of their packages through links you provide on your website. Consequently, it would appear you are closely monitoring the shipping and delivery status of customer packages. Please explain what effect this tracking system has had on your ability to estimate and track actual delivery times. In this regard, we assume you are using this tracking information to refine your estimates of delivery times used to calculate your deferred revenue. Please be detailed in your response.

In response to your question, we confirm that we are using actual tracking information to refine our estimates of delivery times used to calculate deferred revenue.

As detailed in our March 11, 2008 response to a prior SEC comment letter, we use this actual tracking data to review and update our Adjusted Transit Time Schedule by State and by Carrier Type (“Transit Time Schedule”) each reporting period. The Transit Time Schedule is used in our analysis to determine an estimated amount of merchandise sales to be deferred at each reporting period.

The Transit Time Schedule is initially based on our carriers’ published transit time tables by the delivery destination state/zone for the shipping carrier types of Less-than-Truck Load (“LTL”) and United Parcel Service (“UPS”) for both Core and Fulfillment partner deliveries.  Core deliveries are those sales fulfilled from OSTK’s leased warehouse; Fulfillment partner sales are fulfilled by the Company’s partners.  For both Core and Partner sales, the products may be shipped by either LTL or UPS shipment carriers.

The published transit times are then adjusted quarterly for actual transit times recently experienced by the Company at the end of each quarter using the shipping status data for a sample of actual orders occurring within 30 days of quarter end.  We perform the following procedures to adjust our estimated Transit Time Schedule’s transit times for each delivery state, carrier type and fulfillment source:

•                  For the month prior to quarter end cut-off, as it is the most recent actual shipping data, we generally randomly select the shipment tracking numbers for approximately 1,200 orders, of which approximately 25% are Core LTL, 25% are Core UPS, 25% are Partner LTL and 25% are Partner UPS.

•                  We then obtain actual shipping status data provided by the shipping carriers for the above sampled shipment tracking numbers and determine the delivery date for each of these individual shipments and the number of in-transit delivery days.  The shipments’ transit delivery days are then aggregated by delivery destination state and an average number of in-transit delivery days is determined for each delivery destination state.

We then review and update the Transit Time Schedule for the delivery destination state based on this recent actual experience detailed in the above sample. An overall average of transit delivery days for all delivery states for each carrier type and fulfillment source in the Transit Time Schedule is also compared to the same overall average for the sampled orders detailed above.  The adjusted Transit Time Schedule by state and by carrier type is the basis for determining our quarterly deferred revenue adjustment.  We consider only working days to determine average shipping transit days in our Adjusted Transit Time Schedule by State and Carrier Type.  The following table shows the average shipping transit days by fulfillment source and shipping carrier type:

Average Shipping Transit Days

	2008				2009
	Q1	Q2	Q3	Q4	Q1	Q2

Core
UPS	5.6	5.6	5.6	5.0	5.0	4.9
LTL	6.0	6.0	6.0	7.4	6.9	6.1

Partner
UPS	5.7	5.7	5.7	4.9	4.9	4.9
LTL	5.1	5.1	5.1	6.0	5.8	5.8

Our method of using recently experienced actual tracking information to refine our estimates of delivery times to calculate deferred revenue has not materially changed since initiation in Q4 2007.

2.                                    Please explain to us any significant variances observed with regard to your actual versus estimated shipping times for the year ended December 31, 2008, and for the quarters ended March 31, 2009, and June 30, 2009. In this regard, please summarize for us the results of your analysis including adjustments to revenue and deferred revenue, and explain to us the reasons for any material variances observed.

As detailed in the response to comment No. 1 above, we review and update our shipping transit time estimates on a quarterly basis based on our actual transit time experience.

Because we ship on average approximately 500,000 packages each month, it is not feasible to track the actual shipping times for all packages that may be in transit at period end.  The purpose of the procedures described in our response to comment No. 1 is to refine our estimate of shipments in transit at period end based on actual recent experience of a sample of shipments.  This estimate is then used to determine the amount of revenue and cost to defer at each period end for shipments in transit.  We believe that these procedures result in an estimate that does not differ materially from the actual amount of undelivered shipments (in terms of dollars of revenue and cost).

3.                               We note you began shipping to international destinations in August 2008. Please explain to us and expand your disclosure to indicate what effect this has had on your ability to estimate shipping times and deferred revenue.

We use a US-based third party to provide the payment and fulfillment logistics for all international orders.  We ship all international orders to the third party’s US shipping facility located on the east coast of the US, where the third party takes title and risk of loss to the product upon delivery.  We believe that revenue is appropriately recognized by the Company at this time based on the requirements of SAB 104.  The third party then fulfills the order to the international customer.

We recognize revenue on these sales upon delivery to the third party’s US shipping facility, using the same delivery estimate for it that we use for other customers in the same geographical area (described under comment No. 1 above).  Consequently, the sales destined internationally have had no affect on our ability to estimate shipping times and deferred revenue.  As a result, we do not believe that additional disclosure would assist financial statement users.

4.                               Please expand your disclosure here and elsewhere such as with regards to your discussion of the reserve for returns to discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. Refer to our Release 33-8350.

In response to your comment, in future filings we propose to modify our disclosures as follows (see proposed modifications underlined):

Reserve for returns

Total revenue is recorded net of estimated returns. The Company maintains a reserve for returns based on estimates of future product returns related to current period revenues and historical returns experience. The Company analyzes actual historical returns, current economic trends and changes in order volume and acceptance of its products when evaluating the adequacy of the sales returns reserve in any accounting period.  The Company’s actual product returns have not differed materially from its estimates.  The Company is not currently aware of any trends that it expects would significantly change future returns experience compared to historical experience. The reserve for returns was $6.9 million and $5.1 million at December 31, 2007 and 2008, respectively.

The proposed modification will be updated for each reporting period based on our actual experience.

Reserve for obsolete and damaged inventory, page 52

5.                               Reference is made to your risk factor related to your inventory on page 22. Please explain to us and disclose how you account for inventory shrinkage. In this regard, please disclose how often you measure actual shrinkage and adjust your estimates; indicate how accurate your estimates have been in the past.

Our warehouse staff conducts daily cycle counts, counting all inventory SKU’s within our warehouses at least once every 90 days, and more frequently for high value product SKU’s or high volume SKU activity. Our warehouse staff also conducts a full physical inventory count at year-end while the warehouses are completely shutdown.

We record inventory shrinkage adjustments monthly, based upon these counts. Our average monthly shrinkage recorded during the year ended December 31, 2008 was approximately $6,227 and for the entire year was only $74,727. The year-end 2008 count resulted in a shrinkage adjustment of $4,521.

As our inventory shrinkage has historically been insignificant, we do not maintain a reserve for shrinkage, and do not believe that a discussion of our accounting policy would assist financial statement users. However, as with any company that has inventory, we believe there is risk of inventory shrinkage, and accordingly have included it in with our discussion of various other inventory risks in the referenced risk factor. If we do experience significant inventory shrinkage in the future, we confirm that we will discuss it in our filings.

Internal-Use Software and Website Development, page 53

6.                                    Please disclose the underlying reasons for the significant increase in capitalized costs associated with your internal-use software and website development for the year ended December 31, 2008.

During the years ended December 31, 2007 and 2008, we capitalized $2.0 million and $9.0 million, respectively, of costs associated with internal-use software and website development, both internally developed and acquired externally.

This increase in capitalized internal-use software tracked our overall other categories of expenditures for capital expenditures in total as detailed in the table below:

	Year ended December 31,
(in thousands)	2006	2007	2008
Cash expenditures for fixed assets	$1,741	$643	$9,690
Cash expenditures for internal-use software and website development	$21,700	$2,000	$9,000
Total expenditures	$23,441	$2,643	$18,690

Prior to the beginning of 2007, the Company had experienced periods of high sales growth and consequently invested heavily in both fixed assets and internal-use software expenditures to meet this increased growth in sales to date and anticipated increased sales growth in the future.  However, in 2007, the Company’s sales growth began to slow and management determined that expenditures for fixed assets and internal-use software made in the prior years were sufficient to meet the new level of sales growth and as such made minimal capital expenditures during that year.

The increase of costs associated with internal-use software and website development in 2008 is primarily due to our initiation of new internal-use software projects designed to improve the customer experience and increase sales revenue.  We also purchased approximately $3.0 million of additional software licenses for our ERP system.

In response to your comment, in future filings we propose to modify our disclosures as follows:

During the years ended December 31, 2007 and 2008, we capitalized $2.0 million and $9.0 million, respectively, of costs associated with internal-use software and website development, both internally developed and acquired externally.  The increase of costs associated with internal-use software and website development is primarily due our initiation of new internal-use software projects designed to improve the customer experience and increase sales revenue.  The increase was also due to approximately $3.0 million of additional software licenses for our ERP system.

Commentary — Gross Profit and Gross Profit Percentage, page 57

7.                                    We read your disclosure, “In addition, during Q4 2008, we reduced Cost of Goods Sold by $1.8 million for billing recoveries from partners who were under billed earlier in the year for certain fees and charges that they were contractually obligated to pay. When the under billing was originally discovered, we determined that the recovery of such amounts was not assured, and that consequently the potential recoveries constituted a gain contingency.  Accordingly, we determined that the appropriate accounting treatment for the potential recoveries was to record their benefit only when such amounts became realizable (i.e., an agreement had been reached with the partner and the partner had the wherewithal to pay). We are currently reviewing our policies and procedures surrounding partner supplier cost updates and partner billing processes to ensure that the amounts contractually negotiated are billed in a complete and timely manner. We may have further billing recoveries from our partners in the future that we will seek to recover.” Please address the following:

•                 Summarize for us when and how the under billing issue was originally discovered and what financial periods were affected by this issue. Please be detailed in your response.

•                 Please explain to us the nature of the fees and charges your partners were contractually obligated to pay. Tell us if such amounts were related to reimbursements due from your fulfillment partners made in connection with the refund and credit errors.

•                 Citing for us the relevant GAAP literature, explain to us why this under billing error was not previously corrected in your restated December 31, 2007 Form 10-K, and your March 31, 2008, and June 30, 2008 Forms 10-Q.

•                 Explain to us how many fulfillment partners were under billed and the amount of under billing per fulfillment partner. In this regard, please provide to us a list of the under billed fulfillment partners. Please ensure the list contains the names of the fulfillment partners and the amount of original under billing per partner. In your response, tell us the total amount and timing of collections to date, by fiscal quarter, from your fulfillment partners subsequent to the discovery of this issue.

•                 Please tell us the relevant GAAP literature supporting such under billing recoveries as a gain contingency. Further, please explain why such recoveries were not previously considered realizable and accrued with a provision for amounts estimated to be uncollectible.

•      Also, tell us why your September 30, 2008 Form 10-Q did not disclose a gain contingency. Refer to paragraph 17.b of SFAS No. 5.

•      Reference is made to your Supplier Agreement you provided to the Staff in your letter to us dated December 14, 2007, see section 1.11. It appears you have the ability to offset receivables and payables due from/to your fulfillment partners. In this regard, we assume this feature would strengthen your ability to realize under billings at the point they were incurred. Accordingly, explain to us how you concluded prior recognition was not appropriate. We may have further comment.

•      Reference is made to your statement, "we may have further billing recoveries from our partners in the future that we will seek to recover" Please explain in detail what you mean by this statement and quantify for us any additional recoveries you may have discovered.

•      Tell us why you have not been able to quantify all billing recoveries from your partners in a timely manner. Please also explain what effect this has had on your officers' conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2008. See Item 307 of Regulation S-K. We may have further comment.

[Confidential Information to be delivered with Confidential Treatment Rule 83 document.]

8.             Given the significant decrease in gross profit due to higher product and freight costs, please separately quantify the amount of the change due to higher product costs and freight costs. Please refer to our Release 33-8350.

The disclosure included in our Form 10-K/A for the year ended December 31, 2008, was as follows: “In addition to the sales mix shift away from direct business and lower revenues, higher product and freight costs negatively impacted gross profit, which declined 32% compared to 2007.”

As stated above, the Company experienced a decrease in direct gross profit due to higher product and freight costs as follows:

		Percent of		Percent of
(in thousands)	2007	Direct Revenue	2008	Direct Revenue
Direct Revenue	197,088	100.0%	174,203	100.0%
Direct Product Costs	112,844	57.3%	104,514	60.0%
Direct Freight	29,352	14.9%	27,933	16.0%

However, the primary negative impact on gross profit was due to a sales mix shift away from direct revenue to partner revenue as detailed below:

(in thousands)	2007	2008	Change	Percent Change
Direct Revenue	197,088	174,203	(22,885)	-12%
Direct COGS	168,008	154,501	(13,507)	-8%
Direct Gross Profit	29,080	19,702	(9,378)	-32%

Partner Revenue	568,814	660,164	91,350	16%
Partner COGS	473,344	536,957	63,613	13%
Direct Gross Profit	95,470	123,207	27,737	29%

We considered these changes in product and freight costs to be insignificant compared to the change resulting from the change in sales mix.  However, in response to your comment, we propose to include disclosure of these percentages in our future filings, together with disclosure of sales mix shifts and other relevant factors.

Commentary — Contribution and Contribution Percentage, page 8

9.            Please revise your disclosure to label “contribution” and “contribution percentage” non GAAP financial measures and to provide the disclosures required by Item 10(e) of Regulation S-K. Furthermore, please ensure your disclosure contains a detailed discussion of:

•              the manner in which management uses the non-GAAP measure to conduct or evaluate its business; the economic substance behind management’s decision to use such a measure;

•              the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•              the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•              the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

See also Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Non-GAAP FAQ), which is available on our website

Starting in our Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009 we began identifying Contribution as a non-GAAP measure.

In response to your comment, in future filings we propose to modify our disclosures as follows (see proposed modifications underlined):

Contribution and Contribution Margin. Contribution (which we reconcile to “Gross profit” in our statement of operations) consists of gross profit less sales and marketing expense and reflects an additional way of viewing our results. Contribution Margin is Contribution as a percentage of revenues. When viewed with our GAAP gross profit less sales and marketing expenses, we believe Contribution provides management and users of the financial statements information about our ability to cover our other operating costs, such as technology and general and administrative expenses. Contribution and Contribution Margin are used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures. You should review our financial statements and publicly-filed reports in their entirety and not rely on any single financial measure. The material limitation associated with the use of Contribution is that it is an incomplete measure of profitability as it does not include all operating expense or non-operating income and expenses. Management compensates for these limitations when using this measure by looking at other GAAP measures, such as operating income (loss) and net income (loss).

For further details on Contribution and Contribution Margin, see the calculation of this non-GAAP measure below (in thousands)…

Results of Operations, page_ 61

Comparison of Years Ended December 31, 2007 and 2008, page 61

Revenue, page 61

10.          Please revise to discuss the underlying reasons for the changes in revenue between periods and quantify the impact of each factor to provide your readers with better insight into the underlying reasons for the changes. For example, include in your disclosure a discussion of the impact on changes in revenues from your auction and real estate listing businesses as well as international business sales. Refer to Item 303(a)(3) of Regulation S-K.

We believe that we have already discussed the underlying reasons for changes in revenue and have quantified them to the extent practicable.

Below is our disclosure regarding the reasons for the changes in revenue between 2007 and 2008 taken from the section entitled “Commentary-Revenue” included in our “Executive Commentary” on page 57 of the MD&A in our 2008 10-K/A.

“Commentary—Revenue.    We experienced strong revenue growth in the first three quarters of 2008. As of September 30, 2008, year-to-date revenue growth was 23% compared to a decrease of 2% for the same prior year period. However, our business experienced a significant slowdown in Q4 as consumers pulled back on discretionary spending over worries of a weakening economy. As a result, total revenue increased 9% for the fiscal year 2008 to $834.4 million from $765.9 million for the fiscal year 2007 notwithstanding a decrease of 13% in Q4 2008 revenue to $255.9 million from $294.5 million in Q4 2007.

The fulfillment partner business continued to be the primary driver of growth throughout 2008. We believe this is due to our initiative to considerably increase the number of non-media products we offer on our website. At the end of 2008, we had approximately 201,000 non-media SKUs on site compared to 63,000 at the end of last year, a 219% increase. The fulfillment partner business accounted for 79% of total revenue during 2008 and 81% during Q4, and it grew 16% for the full year, despite decreasing 9% in Q4 2008. Going forward, our plan is to continue to add products to existing and new categories from new and existing partners. We ended 2008 with 1,200 fulfillment partners, up from 730 a year ago.

Our direct business, unlike the fulfillment partner business, continued to contract in 2008 and revenues were down 12% from last year. As part of our initiative to add partner products to our website, some suppliers have transitioned into fulfillment partners, eliminating the need for us to purchase their inventory, and as a result, we have experienced a shift from direct to fulfillment partner business.”

Consequently, in response to the first sentence of your comment, we propose to add a cross-reference to this disclosure in future filings to any relevant disclosures in our “Executive Commentary” as appropriate.

Our total revenues for Auctions, Cars, and Real Estate combined are less than one quarter of one percent of our total 2008 revenue.  Revenues related to International were 0.15% of total 2008 revenues.  Consequently, we do not believe that a discussion of them would be useful to the financial statement users at this point in time.

In response to your comment, in future filings we propose to modify our disclosures as follows (see proposed modifications underlined):

“Total revenues from our Auctions, Cars and Real Estate businesses were [approximately][less than]xx% of our total revenue for [period], and total revenues from our International sales were [approximately][less than]xx% of our total revenue for [period].”

Gross profit and gross profit percentage, page 61

11.          Reference is made to your statement, “Generally, our overall gross profit percentages fluctuate based on several factors, including our product mix of sales; sales volumes mix within our direct business and fulfillment partners business; changes in vendor and / or customer pricing, including competitive pricing and inventory management decisions within the direct business; warehouse management costs; customer service costs; and our discounted shipping offers. Discounted shipping offers reduce shipping revenue, and therefore reduce our gross profit percentage on retail sales.” While this information is helpful, where possible, the incremental impact of each individual business reason on the overall change in gross profit should be discussed and quantified. Please revise accordingly. Please refer to Item 303(a) of Regulation S-K and our Release 33-8350.

We believe that we have already discussed the individual reasons for the changes in gross profit and quantified the reasons to the extent possible.

The following is our disclosure regarding the reasons for the changes in gross profit between 2007 and 2008 taken from the section entitled “Commentary-Gross Profit and Gross Profit Percentage” included in our “Executive Commentary” on page 57 and 58 of the MD&A in our 2008 10-K/A.

“Fulfillment partner gross profit benefited throughout the year from a mix shift of higher-margin sales away from the direct business and into the fulfillment partner business, and a continued shift away from our low margin BMMG business, which accounted for 5% of gross sales for 2008, down from 8% a year ago. Fulfillment partner gross profit expanded by 29% to $123.2 million or 18.7% of revenue, a 190 basis point improvement.”

Consequently, in response to the first sentence of your comment, we propose to add a cross-reference to this disclosure in future filings to any relevant disclosures in our “Executive Commentary” as appropriate.

Liquidity and Capital Resources, page 70

Current sources of liquidity, page 70

12.        Please tell us and disclose the reason for the establishment of a reserve on credit card remittances. Indicate the impact on your cash flow, that is, if chargebacks are currently charged to your account and will continue to be charged to your account or the reserve. Further, please tell us and revise the notes to your financial statements to include your accounting policy for chargebacks arid accrual of related fees.

Our credit card processor provided limited details to explain their establishment of this reserve. The notification we received from the credit card processor stated:

The processing and funding of Visa/MasterCard bankcard transactions generates a substantial level of risk exposure to Paymentech, LLC, successor in interest to Paymentech, L.P., due to the VISA U.S.A. and MasterCard International Rules and Regulations (the “Association Rules”) under which we operate. In the normal course of business, funding of chargebacks, credits/refunds, fees, etc. is accomplished via an offset against merchant sales-deposit activity. Should these deposits cease or be interrupted for any reason, this funding mechanism would no longer exist, and we might become subjected to substantial losses due to chargebacks relating to unprocessed refunds and undelivered merchandise/services.

Paymentech has been re-evaluating its processing relationship with Overstock.com, Inc. Given the inherent risk in bankcard processing and Overstock.com, Inc.’s current profile, we find it necessary to maintain your bankcard processing account on a secured basis as outlined in Section 4.6 of the above referenced agreement. As such, this letter has been sent as official notification of the following:

1.    Pursuant to the Select Merchant Payment Card Processing Agreement an operating reserve of $3,500,000.00 will be established by withholding funds from submitted batches.

2.    The operating reserve will be accumulated by withholding 1% of Overstock.com, Inc.’s daily settlement funds until such time as the target amount is achieved.

Based upon this notification and our discussions with them, we believe that they were concerned about their risks in general, as well as their risk with Overstock. We also note that this notification came at a time of great concern about the status of the US economy in general, as well as that of US retail sector. We further note that Paymentech is a subsidiary of JPMorganChase Bank, which was undergoing great financial challenges at that time, which we speculate may have had an influence on their decisions regarding risks and reserves.

This asset built up over time and was approximately $3.5 million in August 2009. As noted in our disclosure, we have presented this asset as a part of accounts receivable.  We have not placed a reserve against this amount as we deem the amount to be fully collectible at this time.  In addition, in September 2009, Paymentech informed us that it had re-assessed its need for this reserve and immediately reduced our reserve by 50% to $1.75 million, refunding the amount to our bank account.

Paymentech does not apply chargebacks against this asset, instead, they apply chargebacks against our current payments. Our chargebacks totaled $2.4 million in each of the years ended December 31, 2008 and 2007, respectively, representing only 0.3% of revenues for those periods.

We maintain a reserve for the costs of fraud chargebacks (returns related chargebacks are part of our returns reserve) based upon our historical experience. Our reserve for such chargebacks was $365,000 and $582,000 at December 31, 2008 and 2007, respectively.

In response to your comment, in future filings we propose to modify our disclosures as follows (see proposed modifications underlined):

In December 2008, our credit card processor informed us that they would be requiring a reserve from us due to the inherent risks of credit card processing and their assessment of the risks of processing our credit cards, and began withholding approximately 1% of our daily credit card remittances as a reserve. They indicated that they expected to continue such withholding until the reserve reached a total of $3.5 million, which it did in August 2009. During September 2009, our processor informed us that they had reassessed the reserve requirement and reduced our reserve to $1.75 million and refunded the excess balance of $1.75 million to us. The remaining reserve was $1.75 million at September 30, 2009 and is included in Other long-term assets, net, in the Consolidated Balance Sheets.

Reserve for credit card chargebacks

Revenue is recorded net of credit card chargebacks. The Company maintains a reserve for credit card chargebacks (principally related to fraud) based on current period revenues and historical chargeback experience. The reserve for chargebacks was $365,000 at December 31, 2008, and $xxx,xxx at September 30, 2009.

13.        We note that you have repurchased stock pursuant to a January 14, 2008 authorization from your Board of Directors. We believe that your discussion of material changes in your capital structure should not only explain what changed, but should also analyze the underlying factors behind these changes, including how these changes fit into management’s overall business plan and the current economic environment. See our Release 33-8350. Please revise your disclosure accordingly and show us what your disclosure will look like revised.

In response to your comment, in future filings we propose to modify our disclosures as follows (see proposed modifications underlined):

Stock and Debt Repurchase Program

On January 14, 2008, our Board of Directors authorized a repurchase program that allowed us to purchase up to $20.0 million of our common stock and / or our 3.75% Senior Convertible Notes due 2011 (“Senior Notes”) through December 31, 2009.

Under this repurchase program, we repurchased approximately 1.2 million shares of our common stock in open market purchases for $13.4 million during the year ended December 31, 2008.  This common stock repurchase was executed at approximately $11.17 per share which was at the low end of our 52 week historical trading range. We made the repurchases because we believed that the stock was trading at attractively low prices, that we had sufficient cash on hand for all reasonably likely contingencies, and that the use of the cash to repurchase shares was in the best interest of the Company and the stockholders.

In addition, during the third quarter of 2008, we retired $9.5 million of the Senior Notes for $6.6 million in cash representing an approximate 16% yield to maturity.  As a result of the Senior Notes retirements, we recognized a gain of $2.8 million, net of the associated unamortized discount of $142,000. As of December 31, 2008, $67.5 million of Senior Notes remain outstanding. We had fully utilized the authorized $20.0 million repurchase program as of December 31, 2008.

On February 17, 2009, our Board of Directors approved a debt repurchase program that authorizes us to utilize up to $20.0 million to repurchase a portion of our 3.75% Senior Notes. Under this repurchase program, we have retired $4.9 million of the Senior Notes for $3.0 million in cash representing an approximate 23% yield to maturity.  As a result of the Senior Notes retirements, we expect to recognize a gain of $1.9 million, net of the associated unamortized discount of $63,000 (see Item 15 of Part IV, “Financial Statements”—Note 17—“Stock and Debt Repurchase Program”).

Contractual Obligations and Commitments, page 72

14.         Please tell us or revise to include other long-term liabilities on balance sheet are included in your contractual obligations table. Refer to Item 303(a)(5) of Regulation S-K.

“Other long-term liabilities” on the balance sheet consist of the long-term portion of the Company’s restructuring liability for real estate leases described in Note 3 — Restructuring Expense.

The total undiscounted amount of the Company’s operating leases relating to the restructured facilities are included within the Operating leases line within the contractual obligations table.

Non-GAAP Financial Measures, page 75

15.        You have presented a non-GAAP measure Adjusted EBITDA. It appears you are using the measure to evaluate performance. To the extent you use a non-GAAP measure to evaluate performance; you must demonstrate the usefulness of a measure that excludes recurring items such as stock-based compensation expense, and depreciation and amortization. Accordingly, please ensure your disclosure contains a detailed discussion of:

•      The material limitations associated with use of the non-GAAP financial measure and the manner in which management compensates for these limitations when using the non-GAAP financial measure.

•      The manner in which management uses the non-GAAP measure to conduct or evaluate its business.

Your current disclosures regarding the reasons for presenting this non-GAAP measure appear overly broad considering that companies and investors may differ as to which items warrant adjustment. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of internal-use software and website development is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. See Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-

GAAP Financial Measures (NonGAAP FAQ), which is available on our website www.sec.gov.

Background: The Company began discussing Adjusted EBITDA in 2007.  The non-GAAP measure of Adjusted EBITDA has historically been used as a measure of “cash income” from the normal operations of the business, as opposed to operating income, which includes non-cash expenses, or net income, which includes both non-cash expenses and non-operating expenses or income.  As we are evaluating our performance by our ability to generate cash from our operations, as opposed to GAAP operating income or net income, we exclude all non-cash expenses, including recurring expenses such as depreciation, amortization and stock-based compensation expenses.  Addressing the non-cash expenses specifically, in the case of capital expenditures and the related depreciation expense, the cash has generally been spent ahead of the depreciation expense flowing through the income statement, and therefore the cash impact is already reflected in the balance sheet.  In the case of stock-based compensation, there is no cash payment related to this expense.  Regarding non-operating expenses and income, we exclude all, whether recurring or non-recurring, and whether cash or non-cash, because the measure again is to show cash generated by the core business operations only.  For example, we have repurchased our convertible debt at a discount from time to time.  The gain recognized in non-operating income is non-cash and is not part of our core business operations, and therefore is excluded from Adjusted EBITDA.

The primary reasons that we have used this measure to evaluate our performance are as follows:

•      We initially began using Adjusted EBITDA internally to evaluate our business in 2007, due to the fact that we had a large disparity between depreciation expense and capital expenditures (note that we initially referred to the measure as “EBITDA”, and later changed the name to “Adjusted EBITDA” for clarification purposes. However, the dollar amount reported did not change).  During 2005 and 2006, we made significant investments in our systems and overall infrastructure, as we added $86 million in capital expenditures and capital leases combined over those two years (to give context to this amount, note we had only $25 million of capital expenditures in our six previous years of history combined).  Therefore, although we had a $48 million GAAP net loss in 2007, we had approximately $36 million in non-cash charges, meaning these non-cash expenses represented over 20% of our total operating expense structure. At the same time, we had just $2.7 million of capital expenditures in 2007.  Therefore, there was a large disparity between our GAAP net loss and actual cash used. Adjusted EBITDA was used to demonstrate this difference to us and to financial statement users.  Also, at that point Adjusted EBITDA was a close approximation of cash being used or generated by the business, since almost no cash was being used for capital expenditures.

•      Additionally, as the business has run at a GAAP loss since inception, we wanted to measure for internal performance purposes, and to demonstrate to financial statement users and analysts, the periods where the business operations were generating positive cash (irrespective of changes in the balance sheet), even though we were running at a GAAP net loss.  Also, at times when our GAAP net losses were larger, this measure demonstrated the extent that our cash use or cash burn (or negative Adjusted EBITDA) was smaller than our GAAP net losses. Again, the reason for the sometimes large disparity between GAAP net losses and EBITDA was due to the large amounts of depreciation expense flowing through our income statement as a result of our large investment in our infrastructure over a relatively short period of time.

•                  As a retailer, our cash flow from operations has large fluctuations due to seasonality, as generally over 40% of our annual revenue is generated during the fourth quarter, and as a result, we generate a significant amount of positive operating cash flow each Q4, as we collect cash from credit card sales ahead of payment to suppliers.  However, as a result, we also show significant negative operating cash flow in the first quarter of each year as we pay suppliers for inventory sold in Q4.  The Adjusted EBITDA measure demonstrates cash generated by the business, exclusive of any changes in cash as a result of fluctuations in balance sheet accounts, which is another reason that we use the measure to evaluate our performance and believe it to be relevant to financial statement users.   Note that for both our Adjusted EBITDA and free cash flow measures, our reconciliation includes both the current quarter and the trailing twelve months, since the trailing twelve months takes out the potential noise created by seasonality.

•                  In our industry, companies have historically run at a GAAP net loss for several years before becoming GAAP profitable.  Therefore, many analysts have used a multiple of EBITDA to calculate valuation, since companies generally begin generating positive EBITDA before they begin generating GAAP net income. At the early stages of businesses in our industry and even today, valuation by industry analysts is at times based on a multiple of future EBITDA rather than a multiple of GAAP net income or EPS.  In 2006, when all stock compensation began being expensed in the income statement, analysts in our industry excluded all stock compensation from the calculation of EBITDA.  Some began calling it “Adjusted EBITDA” rather than “EBITDA” to clarify that the calculation excluded stock-based compensation in addition to the traditional depreciation and amortization.  So the industry convention from our understanding has always been to exclude stock compensation, along with all other non-cash expenses, since the measurement convention is a “cash income” rather than net income measure.  Therefore, all non-cash charges, including stock-based compensation, have typically been excluded in making comparisons of and determining valuations of companies in our industry. Whether it was referred to as EBITDA or Adjusted EBITDA, our calculation has been the same.

We propose the following update to our current disclosures for Adjusted EBITDA and free cash flow, which follow one after another within our disclosure regarding non-GAAP financial measures, as follows (see proposed modifications underlined):

Adjusted EBITDA.    Our measure of Adjusted EBITDA (a non-GAAP financial measure) (which we reconcile to “Net income (loss)” in our statement of operations) consists of earnings before interest, taxes, depreciation, amortization, stock-based compensation, other income (expense) and discontinued operations. Adjusted EBITDA is used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures. Adjusted EBITDA reflects an additional way of viewing our results that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our results. You should review our financial statements and publicly-filed reports in their entirety and not rely on any single financial measure. Our discussion above and below (i) explains why management believes that presentation of Adjusted EBITDA provides useful information to financial statement users regarding our financial condition and results of continuing operations, (ii) to the extent material, discloses the additional purposes, if any, for which management uses this non-GAAP measure, (iii) discusses material limitations associated with use of the this non-GAAP measure and the manner in which management compensates for these limitations, and (iv) provides a reconciliation of this measure to our net income (loss).

We believe that discussing Adjusted EBITDA at this stage of our business is useful to us and to financial statement users, as Adjusted EBITDA is a reasonable measure of the continuing operations of our business. As we made significant investments in our infrastructure during 2005 and 2006 through large capital expenditures, the result was increased depreciation expense in our income statement.  Therefore, in addition to net income or loss, which includes recurring non-cash expenses such as depreciation, amortization and stock-based compensation, we use adjusted EBITDA, which excludes all non-cash expenses, as a measurement of cash generated by the business.  We use Adjusted EBITDA to demonstrate the difference between our GAAP net losses and actual cash being used or generated by the business. The Adjusted EBITDA measurement also excludes non-operating income or expenses and discontinued operations, as we use it to measure only cash generated by the continuing operations of the business. We also believe that our Adjusted EBITDA measure is consistent with similar EBITDA measures used by other companies in our industry and measures used by industry analysts in comparing companies within our industry.

The material limitation associated with the use of Adjusted EBITDA is that it does not address the potential impact on cash from changes in balance sheet accounts, or from cash used for investing activities such as capital expenditures, and therefore does not demonstrate the overall change in cash position or liquidity of the business as a whole.  Management compensates for these limitations when using this measure by looking at other GAAP and non-GAAP measures, such as the consolidated statement of cash flows, free cash flow, and working capital, in conjunction with Adjusted EBITDA, when evaluating the overall cash picture of the business.  We also look at net income in conjunction with Adjusted EBITDA in evaluating overall company performance, with the overall goal of attaining GAAP net income/earnings.

For further details on Adjusted EBITDA, see the reconciliation of this non-GAAP measure to our GAAP net income (loss) below (in thousands):

Free Cash Flow.    Free cash flow (a non-GAAP financial measure) reflects an additional way of viewing our cash flows and liquidity that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our cash flows and liquidity.  Free cash flow, which we reconcile to “Net cash provided by (used in) operating activities”, is cash flow from operations reduced by “Expenditures for fixed assets, including internal-use software and website development.” Although we believe that cash flow from operating activities is an important measure, since it includes both the cash impact of the continuing operations of the business and changes in the balance sheet that impact cash, we believe free cash flow is a useful measure to evaluate our business since purchases of fixed assets are a necessary component of ongoing operations. Therefore, we believe it is important to view free cash flow as a complement to our entire consolidated statements of cash flows.

16.                        Your disclosure that Adjusted EBITDA is a reasonable measure of actual cash used or cash generated by the continuing operations of your business indicates Adjusted EBITDA is also being used as a liquidity measure_ As such, please revise your disclosure to include a reconciliation to the most directly comparable GAAP measure cash flows from operating activities. For additional information see our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

See discussion in response No. 15 regarding our use of “Free Cash Flow” as the non-GAAP measure we use as a liquidity measure.  Free Cash Flow reconciles to cash flows from operating activities, the most directly comparable GAAP measure.

We note that Adjusted EBITDA is limited in its ability as a liquidity measure, due to the fact that it does not include capital expenditures or changes in balance sheet accounts that impact cash.  As a result, we added the additional non-GAAP measure of “Free cash flow,” which we believe is a better measure of liquidity, since it also includes changes in the balance sheet and capital expenditures.  This measure reconciles directly to cash flow from operations in the cash flow statement.  Therefore, we do not believe that Adjusted EBITDA is being used as a liquidity measure, as i) it is limited in its ability to demonstrate liquidity due to its exclusion of capital expenditures and changes in balance sheet accounts that impact cash; and ii) it is not being used to demonstrate an ability to service debt or any other specific liquidity requirement. However, free cash flow, which takes into account not only the items included in the Adjusted EBITDA calculation, but also cash spent on capital expenditures as well as changes in balance sheet accounts that impact cash, is more of a true liquidity measure.  Therefore, we propose not to add a reconciliation of Adjusted EBITDA to cash flow from operations.

Consolidated Balance Sheets, page F-3

17.                        Reference is made to deferred revenue totaling $22.9 million and $19.0 million for the years ended December 31, 2007, and December 31, 2008, respectively. Please explain to us why deferred revenue decreased as of December 31, 2008 given your apparent increase in total revenues for the year ended December 31, 2008. In this regard, please expand your discussion of results of operations to the extent, for example, your estimated delivery date was adjusted at year end based on a change in any of the factors used to determine average shipping transit times.

We experienced a $3.9 million decrease in deferred revenue from December 31, 2007 to December 31, 2008.  This decrease is primarily driven by two items:

1.  Declining 4th quarter sales - Although our annual revenues increased 9% from 2007 to 2008 (and 23% through the first nine months of 2008), our Q4 2008 revenues declined 13% compared to Q4 2007. This decline in Q4 revenues contributed to a lower deferred revenue balance despite an increase in total revenues for the year for the following reasons:

$1.9 million of the decrease in overall deferred revenue was attributable the decrease in deferred revenue to be recognized upon merchandise delivery.  As of the end of 2007, we deferred approximately $13.7 million of revenue and as of the end of 2008, we deferred $11.8 million, pending merchandise delivery.  The decrease is primarily due to the 13% decline in revenue for Q4 2008.  Also to a lesser degree, the decline can also be attributed to the timing of our year end.

2.  Timing of year end - The timing of our year-end contributed to the lower balance.  When our reporting period ends on or just after a weekend we have more unfulfilled orders (and therefore higher deferred revenue).  For example, December 31, 2007 ended on a Monday, which resulted in higher deferred revenue as fewer orders were fulfilled on the prior weekend.  When the reporting period ends later in the week, for example on a Wednesday as it did on December 31, 2008, there were several week days of order fulfillment before period-end and therefore less deferred revenue.

As noted in our response to comment No. 2, our shipping transit time estimate analysis performed for each of these periods did not have a significant impact related to the decrease in deferred revenue as of December 31, 2009.  Consequently, we did not consider the impact of our shipping transit time estimate on deferred revenue to be significant to financial statement users.

Consolidated Statements of Operations, page F-4

18.                        We note your discussion of operating expenses on page 51. In this regard, it appears depreciation and amortization is classified within technology, and general and administrative expenses; and excluded from cost of goods sold. If depreciation expense is excluded from cost of goods sold, then please revise the description of the cost of goods sold line item to comply with SAB Topic no. 11.B. Please advise us, or revise.

Depreciation is not excluded from Costs of goods sold, Sales and marketing expense, Technology expense, and general and administrative expenses:

19.                             We note some of your direct and fulfillment partner revenue is recorded on the net basis and you also earn fees/commissions and advertising revenues. Please separately disclose service and other revenues from product revenues. Refer to Rule 5-03 of Regulation S-X.

The combined total revenue from these services and other revenues account for less than one-half of one percent of total revenue and therefore falls beneath the 10% threshold referred to in Rule 5-03(b) of Regulation S-X.  Consequently, we do not believe the information is significant to financial statement users.

Note 2, Summary of Significant Accounting Policies, page F-8

Fulfillment partner revenue. page F-14

20.                             We note your disclosure on page 22 that you directly purchase some of the merchandise that you sell on your website. Please tell us and disclose your accounting policy to explain how you account for merchandise you purchase from your website and the impact on the financial statements. Refer to APB 22. In addition, please include in your response to us the amount of merchandise you purchased for each period presented.

We do not purchase merchandise sold on our website from ourselves. The reference on page 22 to merchandise that we purchase for sale on our website is simply a reference to the direct segment of our business (e.g., our revenues that we fulfill ourselves from our inventory/warehouse as opposed to our revenues fulfilled by third parties from their inventory/warehouse — our fulfillment partner segment).

We describe our direct and fulfillment partner revenues on page 22 and elsewhere in our Form 10-K.

We disclose our significant accounting policies related to our direct segment in Note 2 — Summary of Significant Accounting Policies, including mostly particularly Revenue Recognition, Inventories and Reserve for Obsolete and Damaged Inventory.

We disclose financial results for our direct segment in Note 23 — Business Segments.

To avoid any confusion, in our future filings we propose to modify the disclosure referenced above as follows (see proposed modifications underlined):

For our direct business, we purchase the merchandise that we sell on our Website….

Deferred revenue, page F-1 5

21.                             Please expand your policy for unredeemed gift cards to indicate whether or not gift cards are sold with expiration dates. Please explain to us and disclose how you determine when the likelihood of redemption becomes remote.

The gift cards do not have expiration dates.

We determine when the likelihood of redemption becomes remote based on the guidance of FAS 140, par. 16 or ASC 860-10-40. Currently, based on our historical redemption experience, we determined that the likelihood of a customer redeeming a gift card after 36 months or 12 quarters have passed from the original gift card purchase date is remote. Following the initial 36 months, approximately 1% of the gift cards’ total face value are redeemed.

In response to your comment, in future filings we propose to modify our disclosures as follows (see proposed modifications underlined):

Deferred revenue

Payment is generally required by credit card at the point of sale. Amounts received prior to delivery of products or services provided are recorded as deferred revenue. In addition, amounts received in advance for Club O membership fees are recorded as deferred revenue and recognized ratably over the membership period. The Company sells gift cards and records related deferred revenue at the time of the sale.  Gift cards are sold without expiration dates and ~~R~~revenue ~~from a gift card~~ is recognized upon redemption of the gift card. If a gift card is not redeemed, the Company recognizes revenue when the likelihood of its redemption becomes remote based on the Company’s historical redemption experience.

Reserve for returns, page F-15

22.                             Please explain to us and disclose your policy for granting product returns. Further, please explain to us how accurate your historical estimates have been with respect to estimating your sales returns, and how variances between actual and estimated returns are tracked and reviewed by management. In this regard, it appears you add several new fulfillment partners each year. Please explain to us and disclose how you estimate sales returns for products you sell on behalf of these new fulfillment partners. Lastly, reference is made to Schedule II on page F-47. Explain to us in detail and disclose the reasons for the significant decrease in amounts charged to expense and deductions for the year ended December 31, 2008 with respect to your allowance for sales returns. Please revise, or advise.

In response to your comment, in future filings we propose to modify our disclosures as follows (see proposed modifications underlined):

Refund Policy

We inspect all returned items when they arrive at our processing facility. We refund the full cost of the merchandise and all original shipping charges if the return is a result of our error or defective product.

If the return is not a result of our error and our customer initiates a return of an unopened item within 30 days of delivery, except for computers and electronics, we refund the full cost of the merchandise minus the original shipping charge and actual return shipping fees.

If our customer returns an item that has been opened or shows signs of wear, we will issue a partial refund minus both the original shipping charge and return shipping fees. Products decrease in value over time. Therefore, we reduce refunds for returns our customer initiates more than 30 days after delivery or that are received at our returns processing facility more than 45 days.

Our estimates of future product returns have not differed materially from our actual returns experience.  For the three years ending December 2008 our estimated cost of future product returns have averaged approximately 4.8% of total revenues compared to our actual return experience of 4.4% of total revenues.  Monthly, we reflect actual returns, review historical returns data and update our reserve for future product returns.

For the addition of new fulfillment partners, the Company does not separately estimate and track future product returns for the following reasons:

Currently, the Company is the primarily obligor related to all sales of merchandise listed on its website, which consists of merchandise fulfilled directly by the Company and/or merchandise fulfilled through its fulfillment partner vendors.  As primarily obligor the Company works with the customer to authorize and accept returns regardless of the fulfillment source.  As such, the Company’s practice is to review and update its estimate of future products returns based on its overall actual returns experience, regardless of the fulfillment source.

In addition, the Company currently manages over 1,300 active fulfillment partners, of which 97% percent of these partners each represent less than ½ of one percentage point of the Company’s revenues.  No individual partners’ returns would materially affect our overall results.

In reference to Schedule II on page F-47, the Company has reviewed the schedule and determined that although the beginning and ending balances related to “Allowance for sales returns” for the year ended December 31, 2008 are correct, the changes related to “Charged to Expense” and “Deductions” are currently misstated as $2,278 and $4,121, respectively, due to a clerical error.  “Charged to Expense” and “Deductions” should be stated as $66,898 and $68,741, respectively.  We propose revising this disclosure in our future filings.

Note 11. Deferred Revenue, page F-26

23.                             Please explain to us the nature of the transactions that give rise to deferred revenue from payments owed prior to product delivery and expand your significant accounting policy disclosure as appropriate.

Deferred revenue is primarily related to customer orders that have not yet been delivered as of the end of the reporting period.

In response to your comment, in future filings we propose to modify our disclosures as follows (see proposed modifications underlined):

Deferred revenue

Customer orders are recorded as deferred revenue prior to delivery of products or services ordered. ~~Amounts owed or received prior to delivery of products or services provided are recorded as deferred revenue.~~ In addition, amounts received in advance for Club O membership fees are recorded as deferred revenue and recognized ratably over the membership period. The Company sells gift cards and records related deferred revenue at the time of the sale.  Gift cards are sold without expiration dates and revenue ~~from a gift card~~ is recognized upon redemption of the gift card. If a gift card is not redeemed, the Company recognizes revenue when the likelihood of its redemption becomes remote based on the Company’s historical redemption experience.

Note 14. Commitments and Contingencies, page F-29

24.                             Please expand your disclosure to give an estimate of the possible loss or range of loss or state that such an estimate cannot be made for each matter of outstanding litigation involving a loss contingency. See paragraph 10 of SFAS no. 5.

In response to your comment, we propose to add the following disclosure in future filings to our discussion in Note 14 for each matter in which we are the defendant and may have a potential loss exposure:

“The nature of the loss contingencies in which claims have been asserted against us are described above.  However, no estimate of the loss or range of loss can be made.”

Note 23. Business Segments, page F-43

25.                             Please revise to separately disclose revenues from your auctions and cars and real estate listing businesses. Refer to paragraph 37 of SFAS no. 131.

Revenues and gross profits from the Company’s auctions, cars and real estate listing businesses as a percent of total 2008 revenue are as follow:

	2008	2008
	Revenue	Gross Profit
Auctions	724,563	562,167
Cars	261,469	261,421
Real Estate	57,751	28,875
Total	1,043,783	852,463

Total Company	834,366,000	142,909,000
% of Total Rev	0.13%	0.60%

Given that the total revenues and gross profits for these items are less than one percent of total 2008 revenue and gross profit, we do not believe that the revenue amounts for auctions, cars, and real estate businesses are significant enough to require disclosure.

Form 10-0 for the Quarterly Period Ended June 30, 2009 Note

2. Accounting Policies, page 8

Out of period adjustment, page 13

26.                             Please provide us with your materiality analysis which includes your consideration of the guidance in SAB Topic no. 1.M supporting your conclusion that the reclassification was not material to prior years’ financial statements. In addition, please tell us what consideration was given to the effectiveness of your controls and procedures.

We have concluded that the effect of the impact of the unregistered shares is immaterial for all periods.  Accordingly, we have concluded that it is appropriate to record the effect of the correction in the second quarter of 2009, reclassifying the amount related to the unregistered shares with remaining rescission rights as of June 30, 2009 outside of stockholder’s equity.

We analyzed the impact of the reclassification of the amount of the unregistered shares with remaining rescission rights as of June 30, 2009 outside of stockholder’s equity.

	Q3	Q4	Q1	Q2
(by year, in thousands)	2008	2008	2009	2009

total assets $ - as reported	$145,462	$172,445	$136,346	$129,331
total assets $ - as restated	$145,462	$172,445	$136,346	$129,331
total difference	$—	$—	$—	$—
total % difference	0%	0%	0%	0%

total liabilities $ - as reported	$149,143	$175,430	$140,946	$132,673
total liabilities $ - as restated	$149,770	$176,078	$141,111	$132,673
total difference	$627	$648	$165	$—
total % difference	0%	0%	0%	0%

redeemable common stock $ - as reported	$—	$—	$—	$—
redeemable common stock $ - as restated	$528	$566	$514	$695
total difference	$528	$566	$514	$695
total % difference	100%	100%	100%	100%

total shareholders’ equity $ - as reported	$(3,681)	$(2,985)	$(4,600)	$(3,342)
total shareholders’ equity $ - as restated	$(4,836)	$(4,199)	$(5,279)	$(4,037)
total difference	$(1,155)	$(1,214)	$(679)	$(695)
total % difference	31%	41%	15%	21%

We determined that although the reclassification from stockholder’s equity represented 31% and 41% of stockholder’s equity at the end of Q3 and Q4 of 2008 and 15% and 21% of stockholder’s equity at the end of Q1 and Q2 of 2009, the qualitative factors of the impact of the reclassification required consideration.

Thus, consistent with SAB 99, we considered all of the relevant qualitative factors surrounding the reclassification in determining whether the reclassification was material.

A — Was the misstatement a result of an error, intentional misstatement or matter of convenience?

No.  The unregistered shares were unintentionally issued and represents an administrative issue rather that accounting issue.

B — Does the misstatement arise from an item capable of precise measurement?  Yes.

C — Does the misstatement mask a change in earnings or other trend?  No.  The impact of the unregistered shares results in the reclassification of an amount from permanent equity to temporary equity and therefore has no effect at all on earnings or earnings trend.

D — Does the misstatement hide a failure to meet analysts’ consensus expectations?  No. The impact of the misstatement would have no impact on analysts’ expectations.

E — Does the misstatement change a loss into income or vice versa?  No.

F — Does the misstatement concern a specific segment or portion of the business? No.

G — Does the misstatement affect compliance with regulatory requirements?  Yes.  As the shares issued in transactions with the 401(k) plan are considered unregistered, some plan participants may have rescission rights.

H — Does the misstatement affect compliance with loan covenants or other contractual requirements? No.

I — Does the misstatement have the effect of increasing management’s compensation?  No.

J — Does the misstatement involve the concealment of an unlawful transaction?  No.

K — Did the misstatement result in significant positive or negative market reaction?  No.

L — Was the misstatement made intentionally pursuant to actions to manage earnings?  No.

Based on the limited effect that the reclassification of the unregistered shares with remaining rescission rights as of June 30, 2009 outside of stockholder’s equity would have on trends in revenue, gross profit, earnings and working capital, we conclude that the impact of the unregistered shares was not material.  In addition, the Company anticipates that of the $695,000 of redeemable stock outstanding as of June 30, 2009, only $191,224 of the redeemable stock plus interest would be economical to redeem based on a closing price of OSTK shares of $11.96 at June 30, 2009.

Management also considered the following factors in determining the impact of the reclassification as of June 30, 2009 as follows:

1 - Qualitative Analysis

Management determined that the issuance of unregistered shares of common stock into the 401K resulted in a significant deficiency as of the quarter ended June 30, 2009.  This conclusion was presented to the Audit Committee.

In addition, management, including our CEO (principal executive officer) and Senior Vice

President, Finance (principal financial officer), determined that the Company’s controls were not designed effectively or operating effectively to ensure that shares of the Company’s common stock issued into the Company’s 401(k) plan were covered by a S-8 with a sufficient number of registered shares.

The control failures impacted the classification of the affected shares between permanent equity mezzanine, and net income in the amount of interest to be paid upon the outstanding unregistered shares. Management came to this conclusion by performing an evaluation of the control deficiency as outlined below:

A - Does the deficiency relate directly to the achievement of one or more financial statement assertions?

Yes. The deficiency is related to the authorization of the Company to issue shares of the    Company’s common stock into the 401(k) Plan and also the relate presentation and disclosure.

B - Is the likelihood of a misstatement resulting from the above deficiency at least reasonably possible?

Yes. The control deficiency did result in a reclassification in the consolidated financial statements.

C- Is the magnitude of the misstatement material to either interim or annual financial statements?

No. As detailed in the Company’s SAB 99 analysis above, the control deficiency did not have a material impact of the reported financial statement results.

D - Do compensating controls exist and operate effectively at a level of precision sufficient to prevent or detect a misstatement that could be material to either interim or annual financial statements?

No.  No related control existed prior to discovery.  Controls have been implemented subsequently and are functioning.

E - Can a conclusion be reached that the situation does not represent a control deficiency after considering all facts and circumstances, including qualitative factors?

No. Considering both quantitative and qualitative factors, management has concluded that this deficiency is a significant deficiency.

2 — Conclusion - Given the above analysis, the matters represent a significant deficiency.

Note 10  Redeemable Common Stock, page 19

27.                             We note your disclosure that certain of your shareholders may have rescission rights with respect to their purchase of shares under your 401K Plan. Please expand your disclosure to address the materiality of the liability, if any, you believe exists as a result of the potential rescission rights_ Refer to SFAS no. 5.

In response to your comment, in future filings we propose to modify our disclosures as follows (see proposed modifications underlined):

In June 2009, the Company discovered that it inadvertently issued 201,421 more shares of the Company’s common stock in connection with its 401(k) plan than had been registered with the Securities and Exchange Commission for offer in connection with the 401(k) plan.  These shares were contributed to or otherwise acquired by participants in the 401(k) plan between August 16, 2006, and June 17, 2009. As a result, certain participants in the 401(k) plan may have or have had rescission rights relating to the unregistered shares, although the Company believes that the federal statute of limitations applicable to any such rescission rights would be one year, and that the statute of limitations had already expired at June 30, 2008 with respect to most of the inadvertent issuances. At June 30, 2009, approximately 63,000 shares or $695,000 plus interest of the Company’s common stock were classified outside stockholders’ equity because of the potential rescission rights.

On August 31, 2009, the Company entered into a Tolling and Standstill Agreement (the “Agreement”) with the Overstock.com, Inc. Employee Benefits Committee (the “Committee”) relating to the Overstock.com, Inc. 401(k) plan (the “Plan”).

The Company intends to make a rescission offer to affected participants in the Plan who acquired shares of Overstock common stock between July 1, 2008 and June 30, 2009 but has determined that it is unable to do so at the present time.  Consequently, the Company and the Committee entered into the Agreement in order to preserve certain rights, if any, of Plan participants who acquired shares of Overstock common stock in the Plan between July 1, 2008 and June 30, 2009.

Based on the closing price of Overstock common stock of $11.96 at June 30, 2009, the Company anticipates that of the $695,000 of redeemable stock outstanding as of June 30, 2009, it would be uneconomical for participants to redeem more than $191,224 of the redeemable stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Gross Profit page 32

28.                             Please tell us and revise your disclosure to state the amount of the $2 million reduction to cost of cost of goods sold that was due to the refund of overbillings by a freight carrier for charges from the fourth quarter of 2008. Further, please explain in detail why the overbilling by the freight carrier was not detected by you when you were invoiced in 2008.

The portion of the originally estimated $2.0 million reduction to cost of goods sold originally attributed to recovery of overbillings by a freight carrier for charges from the fourth quarter of 2008 was $653,000.  Such amount represents only 4.8% of such carrier’s Q4 2008 billings to Overstock.com.

The error was made by our primary shipping carrier.  We negotiated new contract terms with the shipping carrier effective in November 2008.  The shipping carrier failed to adhere to the new contract rates.  Through our review of the shipping documentation we detected the error and contacted the shipping carrier in February of 2009 as promptly as it was practicable given the volume and detail of shipping information detailed in the shipping carrier’s invoices. The shipping carrier confirmed the error in March.

The originally estimated amount of $653,000 was made by the carrier. We have subsequently learned from details supporting the refunds provided by this carrier that the actual amount related to Q4 2008 is approximately $250,000 with the balance related to the current fiscal year.

In response to your comment, in future filings we propose to modify our disclosures to separately disclose the amount of the reduction of cost of goods sold attributable to recovery of overbillings by the freight carrier for charges from the fourth quarter of 2008.

At your request, the Company acknowledges that:

1.                             The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2.                             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.                             The Company may not assert the Staff’s action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If members of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 801-947-3120.

Very truly yours,

Stephen J. Chesnut

Senior Vice President, Finance

Overstock.com, Inc.

Copies:	Ms. Donna Di Silvio
By Facsimile: 202-772-9202
Senior Staff Accountant
Division of Corporation Finance

Mr. Robert Babula
By Facsimile: 202-551-3339
Staff Accountant
Division of Corporation Finance